Exhibit 1
FOR IMMEDIATE RELEASE
December 29, 2005
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp
Announcement of a Business Alliance with ShinGinko Tokyo, Limited
     Nissin Co., Ltd. (the Company) hereby announces that it has entered into a basic agreement to form a business alliance with ShinGinko Tokyo, Limited. (“ShinGinko Tokyo”) to provide specialized funding services for small and medium-sized start-up enterprises and owners.
1.     Purpose of the business alliance
     ShinGinko Tokyo is the first bank in Japan to provide a wide array of services focusing on unsecured loans for small and medium-sized enterprises (SMEs). It has the strength and expertise to provide financial support, unconstrained by the existing framework for SMEs, in order to rejuvenate the Japanese economy.
     The Company has formed the NIS Group in order to provide financial and other services to owners at each company’s stage of growth and provides financing and lease services to start-up companies and owners.
     This business alliance shall combine the business and credit expertise that ShinGinko Tokyo has regarding SMEs, and that of the Company with regard to start-up companies, and shall create a new credit market that has never been taken on by existing financial institutions. We plan to target owners of start-up companies with a business history of two years or less, thereby further supporting the growth of SMEs.
2.     Outline of the business alliance
     The Company will guarantee 100% of the start-up assistance loans provided by ShinGinko Tokyo, as described below.
     Product profile
(1)	Product name:	Start-up assistance loan
(2)	Form of contract:	Loan on deed
(3)	Loan amount:	3 million yen to 10 million yen
(4)	Period of loan:	Three years maximum
(5)	Purpose of loan:	Operating capital, fund for equipment
(6)	Security, etc.:	Unsecured, guaranteed by the representative
3.     Outline of ShinGinko Tokyo, Limited

Company name:	ShinGinko Tokyo, Limited
Main business:	Banking
Date of foundation:	April 1, 2004
Representative:	Yasumasa Nishi
Head Office:	Ote Center Building, 1-1-3 Otemachi, Chiyoda-ku, Tokyo
Amount of capital:	60,343 million yen (As of September 30, 2005)
Shareholder composition:	Tokyo Metropolitan Government, 35 other companies (As of September 30, 2005)
Relation with NISSIN:	None
4.     Business alliance schedule
     December 29, 2005 Business alliance agreement concluded
5.     Future Projection
     The effect on performance for the current period is expected to be minor, and there is no change in our financial forecast.
The NIS Group shall continue to pursue the services truly needed by owners of SMEs, and along with a variety of business partners shall contribute to the development of SMEs, which are crucial to the economic development of Japan.